Securities and Exchange Commission
RECEIVED
FEB 27 2009
Office of Compliance Inspection and Examinations

[redacted]

SECU[...] 09058314 [...]MISSION

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SEC FILE NUMBER
8 - 67414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CIMB-GK SECURITIES (USA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEWART PALMER — (212) 616-8608
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC Mail Processing Section

FEB 27 2009

Washington, DC 106

OATH OR AFFIRMATION

I, Stewart Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMB-GK Securities (USA), Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMB-GK SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

CIMB-GK SECURITIES (USA), INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CIMB-GK Securities (USA), Inc.

We have audited the accompanying statement of financial condition of CIMB-GK Securities (USA), Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CIMB-GK Securities (USA), Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2009

CIMB-GK SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	1,850,853
Commissions receivable, affiliates		43,999
Due from Parent		54,324
Property and equipment, net		207,909
Prepaid expenses and other assets		448,689
	$	2,605,774
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	532,146
Due to affiliates and Parent		279,944
Total liabilities		812,090
Liabilities subordinated to claims of general creditors		1,700,000
Stockholder's equity		
Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding		
Common stock, $1 par value, 5,000,000 shares authorized; 3,350,000 shares issued and outstanding		3,350,000
Additional paid-in capital		23,803
Accumulated deficit		(3,280,119)
Total stockholder's equity		93,684
	$	2,605,774

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

CIMB-GK Securities (USA), Inc. (the "Company") was formed in Delaware on March 28, 1996 and in May 2007 received approval as a United States broker-dealer. As such, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is a wholly-owned subsidiary of CIMB-GK Pte Ltd. (the "Parent"). The Company's operations consist primarily of engaging in institutional brokerage that is in the business of affecting transactions for U.S. institutions in East Asian regional equity markets.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computer	3 years	Straight-line
Office equipment	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Revenue Recognition

Commission revenue and related commission expenses are recorded on a trade-date basis. The Company earns commissions as an introducing broker for the transactions of its customers.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an assets and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses). Adjustments arising from foreign currency transactions amounting to approximately ($8,000) for the year ended December 31, 2008 are included in other expenses in the statement of operations.

Commissions Receivable, Affiliates

The Company carries its commissions receivable, affiliates at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable, affiliates and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

2. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Furniture and fixtures	$	47,653
Computer		152,524
Office equipment		22,042
Leasehold improvements		108,235
		330,454
Less accumulated depreciation and amortization		122,545
	$	207,909

3. Liabilities subordinated to claims of general creditors

At December 31, 2008, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 will mature on February 28, 2010 and bears interest at 6% per annum or one half percent below the prime rate prevailing of Standard Chartered Bank Singapore. Interest expense on the subordinated loan was approximately $105,000 for the year ended December 31, 2008. Accrued interest payable to Parent of approximately $283,000 is included in accounts payable and accrued expenses as of December 31, 2008.

4. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $1,039,000, which was approximately $939,000 in excess of its minimum requirement of $100,000.

5. Related party transactions

Stock option plan

In August 2007, the Parent granted stock options representing 13,000 shares at exercise prices ranging from $4.39 to $4.84 (subject to certain minimum selling prices) to be exercised over periods through December 29, 2009 to an employee of the Company for services rendered to the Company. The Company estimated the fair value of the options on the date of grant using the Black-Scholes model. Approximately $7,000 is included in the statement of operations as stock based compensation for the year ended December 31, 2008.

5. Related party transactions (continued)

Commissions receivable, affiliates

The Company introduces all of its securities transactions to various related parties who act as clearing brokers in the designated markets. Commissions receivable, affiliates represents commissions due to the Company as a result of these transactions.

Due from Parent

The Company has amounts of approximately $54,000 due from Parent related to sharing of certain operating costs as of December 31, 2008.

Due to affiliates and Parent

The Company received advances from its Parent of $260,000 for working capital during 2008. These amounts bear interest at the one month loan rate from Singapore Standard Chartered Bank (3.875% at December 31, 2008) and are due on demand. Interest expense was approximately $1,000 for the year ended December 31, 2008. In addition, the Company has accrued interest payable to the Parent of approximately $25,000 resulting from a prior year loan that was converted to equity in December 2007. This amount is included in accounts payable and accrued expenses in the statement of financial condition.

The Company has amounts of approximately $20,000 included in due to affiliates related to sharing of certain operating costs as of December 31, 2008.

Floor brokerage, exchange, and clearance fees

The Company clears all its securities transactions through related parties. For the year ended December 31, 2008, the Company reported approximately $367,000 as expenses related to these clearing services. These amounts are recorded in the statement of operations.

6. Income taxes

At December 31, 2008, the Company has a net operating loss carryforward ("NOL") of approximately $3,207,000 for federal, New York State and city income tax purposes, expiring in 2028. The NOL creates a cumulative deferred tax asset of approximately $1,444,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance increased approximately $389,000 from $1,055,000 in 2007 to $1,444,000 in 2008.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009 and $100,000 thereafter.

8. Stockholder's equity

In 2008, the opening equity balances were restated to reflect the issuance of 3,050,000 shares of common stock issued to its Parent for the conversion of a prior year loan amount previously converted to equity.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Concentration of revenue

During the year ended December 31, 2008, two customers provided approximately 46% of total revenue with one customer providing approximately 30% and another with approximately 16% of total revenue.

11. Commitments

In May 2007, the Company entered into a lease for its primary office space which expires in June 2012. The Company has a security deposit of $360,000 required under this lease, which is included in the accompanying statement of financial condition in prepaid expenses and other assets as of December 31, 2008. Future minimum annual payments under this operating lease agreement are as follows:

Year Ending December 31,	
2009	$ 300,600
2010	300,600
2011	300,600
2012	150,300
	$ 1,052,100

Rent expense for the year ended December 31, 2008 was approximately $317,000.